UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*


Fly Leasing Ltd.
(Name of Issuer)

 Common
(Title of Class of Securities)

34407D109
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
[X ]	Rule 13d-1(b)
[  ]	Rule 13d-1(c)
[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  34407D109




1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Donald Smith & Co., Inc.
	        13-2807845

2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    2,730,447 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 2,745,147shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,774,196 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.10%
12.	Type of Reporting Person (See Instructions)       IA



1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     DSCO Value Fund, L.P.
	        27-1481102

2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    17,349 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 17,349 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,774,196 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.10%
12.	Type of Reporting Person (See Instructions)       PN



1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Jon Hartsel


2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    6,000 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 6,000 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,774,196 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.10%
12.	Type of Reporting Person (See Instructions)       IN



1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Kamal Shah


2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    2,500 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 2,500 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,774,196 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.10%
12.	Type of Reporting Person (See Instructions)       IN



1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     John D. Piermont


2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    3,200 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 3,200 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,774,196 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.10%
12.	Type of Reporting Person (See Instructions)       IN


































Item 1.

(a)	Name of Issuer: Fly Leasing Ltd.
(b)	Address of Issuer's Principal Executive Offices
			West Pier
			Dun Laoghaire
			County Dublin L2 00000

Item 2.

	(a)	Name of Person Filing: Donald Smith & Co.,Inc.

	(b)	Address of Principal Business Office:
		152 West 57th Street
		New York, NY 10019

	(c)	Citizenship:    A Delaware Corporation

	(d)	Title of Class of Securities: Common

      (e)	CUSIP Number: 34407D109




Item 3.	This statement is filed pursuant to Section 240.13d-1(b),
and the person filing is an investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:   	2,774,196

	(b)	Percent of class:   			9.1%

	(c)	Number of shares as to which the person has:
	(i)	SOLE POWER TO VOTE:
		 Donald Smith & Co., Inc. 	2,730,447
		 DSCO Value Fund, L.P.	17,349
		 Kamal Shah			2,500
		 Jon Hartsel			6,000
		 John Piermont			3,200

	(ii)	SHARED POWER TO VOTE:		SEE ITEM 6

	(iii)	SOLE POWER TO DISPOSE:
		 Donald Smith & Co., Inc. 	2,745,147
		 DSCO Value Fund, L.P.	17,349
		 Kamal Shah			2,500
		 Jon Hartsel			6,000
		 John Piermont			3,200


Item 5.	Ownership of Five Percent or Less is
		NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
1. Donald Smith & Co., Inc. does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client?s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the institutional clients which Donald Smith & Co., Inc. serves as investment advisor. Any and all discretionary authority which has been delegated to Donald Smith &
Co., Inc. may be revoked in whole or in part at any time.

To the knowledge of Donald Smith & Co., Inc., with respect to all securities reported in this schedule owned by advisory clients of Donald Smith & Co., Inc., not more than 5% of the class of such securities is owned by any one client.

2. With respect to the remaining securities owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Fly Leasing Ltd..
No one person?s interest in the Common Stock of Fly
Leasing Ltd. is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
 		NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
 		See EXHIBIT A

Item 9.	Notice of Dissolution of Group
	NOT APPLICABLE

Item 10.	Certification

	(a)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021
Date

Richard L. Greenberg___________
Signature

CEO & Co-CIO_________________
Title



SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  EXHIBIT A:

Donald Smith & Co., Inc.	IA
DSCO Value Fund, L.P. 	PN
Kamal Shah			IN
Jon Hartsel			IN
John Piermont			IN




SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 11, 2021, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Common Stock of Fly Leasing Ltd. at
December 31, 2020.

	Donald Smith & Co., Inc.

	By /s/ Richard L. Greenberg
	Richard L. Greenberg
	CEO & Co-CIO
	Duly authorized by and on behalf of Donald Smith & Co., Inc.


	DSCO Value Fund, L.P.

	By /s/ Richard L. Greenberg
	Richard L. Greenberg
	CEO & Co-CIO
	Duly authorized by and on behalf of DSCO Value Fund, L.P


	Kamal Shah

	By /s/ Richard L. Greenberg
	Richard L. Greenberg
	CEO & Co-CIO
	Duly authorized by and on behalf of Kamal Shah



	Jon Hartsel

	By /s/ Richard L. Greenberg
	Richard L. Greenberg
	CEO & Co-CIO
	Duly authorized by and on behalf of Jon Hartsel


	John Piermont

	By /s/ Richard L. Greenberg
	Richard L. Greenberg
	CEO & Co-CIO
	Duly authorized by and on behalf of John Piermont